UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   June 2005

Commission File Number  0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, Colorado 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒   Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report dated June 22, 2005

DESCRIPTION:	Queenstake Closes Cdn$7,300,000 Bought Deal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date June 23, 2005	By	“Dorian (Dusty) Nicol”
(Signature)

Dorian (Dusty) Nicol, President & CEO

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.                                      Name and Address of the Company

Queenstake Resources Ltd. (the “Company”)

999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.                                      Date of Material Change

June 22, 2005

3.                                      News Release

The date and place(s) of issuance of the news release are as follows:

June 22, 2005 in Denver, Colorado

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Company are listed, and through various other approved public media.

4.                                      Summary of Material Change(s)

Queenstake Resources Ltd. announces the closing of a public offering of 25,978,200 common shares at Cdn$0.28 per share for gross proceeds of Cdn$7.3 million.

5.                                      Full Description of Material Change

Queenstake Resources Ltd. announces that pursuant to a final short form prospectus dated June 15, 2005, it has successfully closed its bought deal equity financing of 21,428,600 common shares for Cdn$6 million (the “Offering”) through a syndicate of underwriters (the “Underwriters”) co-led by Sprott Securities Inc. and First Associates Investments Inc. and including Wellington West Capital Markets Inc. and Canaccord Capital Corporation.  In addition, the Underwriters confirmed the partial exercise of their option, bringing the total gross proceeds to Cdn$7.3 million.  The total Offering consisted of 25,978,200 common shares at a price of Cdn$0.28 per share.  The Company has also granted to the Underwriters an over-allotment option exercisable not later than 30 days after the closing of the Offering, to purchase up to an additional 5,357,145 common shares at Cdn$0.28 on the same terms and conditions, including Underwriters’ commissions.  The Underwriters received a 4% commission on the gross proceeds of the Offering.

Net proceeds will be used to accelerate underground development and for exploration at the Company’s Jerritt Canyon mine.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.                                      Omitted Information

Not Applicable

8.                                      Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Eric Edwards, Chief Financial Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202
PHONE:  (303) 297-1557

9.                                      Date of Report

June 23, 2005